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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2004

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 13621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transamerica Financial Advisors Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1150 South Olive Street, Suite T-2500
                                  (No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Chuang   (213) 741-5797
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                                  (Name – *if individual, state last, first, middle name*)

725 South Figueroa	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESS

MAR 24 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Sandra C. Brown _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors Inc. _____ , as of _December 31,_____, 20_03_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

State of California _____

County of Los Angeles _____

Subscribed and sworn to before me this
20th day of February, 2004 by Sandra
C. Brown

_____
Notary Public

_____
Signature

President
_____
Title

ISELA ORTEGA
Commission # 1291589
Notary Public - California
Los Angeles County
My Comm. Expires Jan 21, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Required by SEC Rule 17a-5
Transamerica Financial Advisors, Inc.
December 31, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

Date – December 31, 2003

TRANSAMERICA FINANCIAL ADVISORS, INC.
(Name of Respondent)

1150 South Olive, T-2500, Los Angeles, California 90015
(Address of Principal Executive Office)

Sandra C. Brown
President
Transamerica Financial Advisors, Inc.
1150 South Olive – T-2500
Los Angeles, California 90015

(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

Transamerica Financial Advisors, Inc.

Financial Statements
and Supplementary Information

December 31, 2003

Contents



■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Transamerica Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 10 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 17, 2004

Transamerica Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 6,075,888
Concessions receivable	877,445
Deferred tax asset	496,978
Other assets	367,112
Federal income tax receivable from parent	177,159
Total assets	$ 7,994,582

Liabilities and shareholder's equity

Liabilities:

Commission payable	$ 1,275,143
Accounts payable and other liabilities (including $ 180,463 payable to affiliates)	3,291,213
Total liabilities	4,566,356

Shareholder's equity:

Common stock ($1 par value):

Authorized – 100,000 shares	
Issued and outstanding – 4,000 shares	4,000
Additional paid-in capital	4,244,561
Retained deficit	(820,335)
Total shareholder's equity	3,428,226
Total liabilities and shareholder's equity	$ 7,994,582

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Operations

Year ended December 31, 2003

Revenue:	
Net Commissions	$ 3,690,361
Interest income	138,927
Net fees and other income	749,737
Total revenue	4,579,025
Expenses:	
Employee compensation and benefits	3,345,725
Training and sales promotion	307,434
Office, telephone and postage	871,960
Legal and other operating expenses	785,412
Total expenses	5,310,531
Loss before income tax benefit	(731,506)
Income tax benefit	251,624
Net loss	$ (479,882)

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Shareholder's Equity
Balance at December 31, 2002	$ 4,000	$ 4,244,561	$ (340,453)	$ 3,908,108
Net loss	–	–	(479,882)	(479,882)
Balance at December 31, 2003	$ 4,000	$ 4,244,561	$ (820,335)	$ 3,428,226

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net loss	$ (479,882)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Concessions receivable	64,451
Other assets	(55,212)
Commissions payable	69,110
Accounts payable and other liabilities	322,336
Deferred tax assets	(5,978)
Federal income tax receivable from (payable to) parent	(245,646)
Net cash used in operating activities	(330,821)
Cash and cash equivalents at December 31, 2002	6,406,709
Cash and cash equivalents at December 31, 2003	$ 6,075,888

See accompanying notes.

Transamerica Financial Advisors, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization and Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company (TSC) which, is ultimately owned by AEGON N.V., a holding company organized under the laws of the Netherlands.

The Company markets financial products such as annuities, mutual funds and general securities to investors throughout the United States. The Company executes and clears all customers' transactions through another broker-dealer on a fully disclosed basis. The Company has distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC), Transamerica Life Insurance and Annuity Company (TALIAC), Transamerica Life Insurance Company, Western Reserve Life Assurance Company of Ohio, Transamerica Securities Sales Corporation and AFSG Securities Corporation to sell and distribute variable universal life insurance and variable annuity products offered by these affiliated companies.

The Company receives commissions for the sale of financial products such as annuities, mutual funds and general securities. A portion of this amount is reallowed to the selling agents as a selling commission. All amounts of sales commissions, revenue and expense are recorded on a net basis in the accompanying statement of operations. Gross commissions earned in 2003 amounted to $33,381,002.

The Company receives 12b-1 distribution fees from mutual funds and variable products which are included in commission revenue. A portion of the fee is reallowed to selling agents as a selling commission. All amounts of 12b-1 fees are recorded on a net basis in the accompanying statement of operations.

The Company receives fees for advisory services rendered by the Company's investment advisors on a quarterly basis based on assets under management. A portion of the fee is reallowed to the investment advisors. All amounts of advisory fees are recorded on a net basis in the accompanying statement of operations.

1. Organization and Significant Accounting Policies (continued)

The Company does not carry customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Commission.

The significant accounting policies followed by the Company are summarized below.

Cash and Cash Equivalents

Cash and cash equivalents of $6,075,888 are invested in bank accounts and money market funds. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

2. Pension Plan

The Company participates in the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates (the Plan). The Plan is a noncontributory defined benefit plan covering substantially all employees. Pension benefits are based on the employee's compensation during the highest average earning over five complete, consecutive calendar years. Pension costs are allocated to the Company based on the number of participants in the Plan. The Company's total pension costs in 2003 are not significant.

Transamerica Financial Advisors, Inc.

Notes to Financial Statements (continued)

3. Income Taxes

The federal income tax benefit differs from the statutory rate of 35% due to certain nondeductible expenses. The Company files a consolidated federal income tax return with its parent. Current taxes due are recorded as a current income tax payable and are expected to settle through an intercompany payable to TSC on an annual basis.

The significant component of the deferred tax relates to loss accruals that are not presently deductible for tax purposes.

Components of the provision for income taxes are as follows:

Current tax benefit	$ 245,646
Reduction in deferred tax assets	5,978
Total provisions	$ 251,624

No income taxes were paid during 2003.

4. Related Party Transactions

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. These transactions include payments for rental of space (approximately $275,000) and recovery of commissions of approximately $212,000 for processing Transamerica proprietary products. Commissions earned on the sale of TOLIC and TALIAC variable products amounted to approximately 12% of commissions in 2003.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital and required net capital were $2,360,950 and $304,423, respectively. The ratio of aggregate indebtedness to net capital was 1.93 to 1 at December 31, 2003. Thus, the Company is in compliance with the requirements.

Transamerica Financial Advisors, Inc.

Notes to Financial Statements (continued)

6. Contingencies

Claims for material amounts have been filed by certain individuals alleging the Company's failure to properly supervise its registered representatives, failure to perform adequate due diligence on certain programs before offering them to the public and placing them in investments not suitable to their financial profile. The Company believes it has meritorious defenses against these claims and that the ultimate resolution is not likely to have a material effect on the financial position or results of operations of the Company beyond what has already been accrued.

Supplementary Information

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital:

Total shareholder's equity (from statement of financial condition)	$	3,428,226
Total ownership equity qualified for net capital:		
Nonallowable assets:		
Other assets	$	(282,112)
Federal income tax receivable from parent		(177,159)
Deferred tax assets		(496,978)
Net capital before haircuts on securities positions		2,471,977
Haircuts of securities:		
Cash and cash equivalents – money market funds	$	(111,027)
Net capital	$	2,360,950

Computation of basic net capital requirement:

Minimum dollar net capital required (6-2/3% of aggregate indebtedness)	$	304,423
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above amounts)	$	304,423
Excess net capital	$	2,056,527
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	1,904,314

Computation of aggregate indebtedness:

Total liabilities and aggregate indebtedness	$	4,566,356
Ratio of aggregate indebtedness to net capital		1.93
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		Not Applicable

Transamerica Financial Advisors, Inc.

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Commission

December 31, 2003

The Company is exempt from the computation of determination of reserve requirements
pursuant to Rule 15c3-3 under section (k)(2)(a).

See report of independent auditors.

Transamerica Financial Advisors, Inc.

Statement Pursuant to Rule 17a-5(d)(4) under the
Securities Exchange Act of 1934

December 31, 2003

The Computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation included in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2003.

See report of independent auditors.

≡ll ERNST & YOUNG

■ **Ernst & Young** LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Independent Auditors' Report on the Internal Control
Structure Required by SEC Rule 17a-5

Board of Directors
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the financial statements of Transamerica
Financial Advisors, Inc. (the Company) for the year ended December 31, 2003, we
considered its internal control, including control activities for safeguarding securities, to
determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company,
including tests of compliance with such practices and procedures that we considered
relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of
aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of rule 15c3-3. Because the Company does not
carry security accounts for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures followed by the Company in
any of the following:

1. Making the quarterly securities examinations, counts, verifications and
   comparisons.

2. Recordation of differences required by rule 17a-3.

3. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System.


The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

14



Board of Directors   Page Three
Transamerica Financial Advisors, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 17, 2004